EXHIBIT 99.2
OFS ENERGY SERVICES, LLC
TRANSACTION BONUS PLAN
Introductory Statement
On May 14, 2010, OFS Holdings, LLC, a Delaware limited liability company (“OFS Holdings”), OFS Energy Services, LLC, a Delaware limited liability company (the “Company”), and Key Energy Services, Inc., a Maryland corporation (“Key”), entered into a letter of intent to negotiate a Purchase and Sale Agreement (the “Purchase Agreement”), pursuant to which OFS Holdings and the Company would agree, subject to certain conditions, to sell the well workover and stimulation services, as well as site preparation, fluid handling, coiled tubing, transportation and disposal services to exploration and production companies operating in Texas, Louisiana, Oklahoma and elsewhere (the “Business”) to Key (the “Transaction”). Under the letter agreement, the purchase price to be paid to the Company shall be in cash and shares of common stock of Key (“Key Stock”).
NOW, THEREFORE, the OFS Energy Services, LLC Transaction Bonus Plan is hereby effective this July 20, 2010 as follows:
Section 1. Purpose. The purpose of this Transaction Bonus Plan (the “Plan”) is, conditional on the closing of the Transaction, to compensate and reward certain individuals, who were employees of the Company or its subsidiaries prior to the closing of the Transaction, for their contribution to the value of the Company and the Business and to the occurrence of the closing of the Transaction, and to incentivize such employees to continue to remain employed by the Company or its subsidiaries, or Key and its subsidiaries, as applicable, for a period of time after the closing of the Transaction.
Section 2. Closing Condition. If the Transaction is not closed by December 31, 2010, the Plan shall terminate and neither OFS Holdings or the Company shall have any obligation or liability to a Participant with respect to the Plan or any Award Agreements (as defined in Section 4 below) issued under the Plan.
Section 3. Definitions. For the purposes of the Plan, the following terms shall have the meanings indicated, unless the context clearly indicates otherwise:
“Amount from the Sale” shall mean the net consideration received by the Company in respect of the Transaction, being the net cash proceeds together with the Closing Share Price of the Key Stock multiplied by the number of shares of Key Stock received by the Company or OFS Holdings by way of consideration under the Transaction, less such portion thereof as is used to (i) pay all legal and other advisory fees in connection with the Transaction, (ii) establish reserves, (iii) pay taxes or make distributions to the Company’s members in respect of members’ tax obligations, and (iv) repay debt of the Company.
“Board” shall mean the Board of Directors of the Company.

“Cause” shall mean with respect to a Participant, (i) an action by the Participant that constitutes negligence or willful misconduct or dishonesty, (ii) the failure to comply with specific directions of the Board, (iii) a deliberate and premeditated act against the Company or its affiliates, (iv) the commission of a felony, (v) substance abuse or alcohol abuse which renders the Participant unfit to perform his duties, (vi) any violation of a written Company policy if the Participant has been given a reasonable opportunity to comply with such policy or cure his failure to comply, or (vii) any breach of any Individual Agreement to which such Participant is a party.
“Closing Share Price” means the last closing trade price for shares of Key common stock on the New York Stock Exchange, as reported by Bloomberg Financial Markets, Inc. on the date of the closing of the Transaction.
“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.
“Incentive Award” shall mean any award that is permitted under Section 4 and granted under the Plan.
“Individual Agreement” shall mean an agreement between the Company and a Participant with respect to the grant of an Incentive Award hereunder.
“Participant” shall mean an officer or other key employee of the Company or any subsidiary who is designated by the Board pursuant to Section 4 hereof as eligible, or who is entitled, pursuant to the terms of an Individual Agreement, to receive incentive compensation under the Plan.
“Plan” shall mean this Participation Incentive Plan, as amended from time to time.
Section 4. Participation. The Board will designate the officers and key employees of the Company and its subsidiaries who are eligible to participate in the Plan. Incentive Awards may be made under the Plan pursuant to Individual Agreements that the Board determines are consistent with the purpose of the Plan and the interests of the Company. The Board may distinguish among Participants in any manner deemed appropriate by the Board.
Section 5. Administration. The Board shall have the exclusive right, power, and authority, in its sole, full and absolute discretion, to interpret any and all of the provisions of the Plan, to supervise the administration and operation of the Plan, to consider and decide conclusively any questions (whether of fact or otherwise) arising in connection with the administration of the Plan or any claim for benefits arising under the Plan, to correct any defect or omission or reconcile any inconsistency in the Plan or any payment to be made hereunder, and to make any other determinations that it believes necessary or advisable in the administration of the Plan. Any decision or action of the Board shall be conclusive and binding on all parties.
Section 6. Incentive Awards. Each Incentive Award shall be vested at such times, in such manner and subject to such terms and conditions as the Board may, in its sole and plenary discretion, specify in any applicable Individual Agreement. Except as otherwise specified by the Board in the applicable Individual Agreement, an Incentive Award may only be paid to the extent that it has already vested at the time of payment. The Board may impose such conditions with respect to the payments due with respect to such Incentive Awards, including, without limitation, any arising from the application of Federal or state securities laws, as it may deem necessary or advisable.

Section 7. Individual Agreements. Each Incentive Award hereunder shall be evidenced by an Individual Agreement, which shall be delivered to the Participant and shall specify the terms and conditions of the Incentive Award and any rules applicable thereto, including, but not limited to, the effect on such Incentive Award of the death, disability or termination of employment or service of a Participant and the effect, if any, of such other events as may be determined by the Board.
Section 8. Release and Full Settlement. As a condition to the receipt of an Incentive Award hereunder, a Participant shall first execute (if it has not already done so) a release, in the form established by the Board, releasing the Company and all other entities in the same group as the Company, and the Company’s and such entities’ members, officers, directors, employees and agents from any and all claims and from any and all causes of action of any kind or character, including but not limited to all claims or causes of action arising out of such Participant’s employment with the Company or such entity or the termination of such employment, and any benefits to which a Participant is entitled under the Plan. The performance of the Company’s obligations hereunder and the receipt by such Participant of any benefits provided hereunder shall constitute full settlement of all such claims and causes of action.
Section 9. Amendment and Termination. The Board may, in its sole discretion, at any time and from time to time amend, modify, or suspend the Plan, in whole or in part, provided that no such amendment, modification or suspension shall adversely affect the rights of any Participant to payment under the Plan. Any such amendments must be made by written instrument, and notice of such amendments shall be provided as soon as administratively practicable to Participants after their adoption.
Section 10. Tax Withholding. As a condition to the receipt of any payment hereunder, or in connection with any other event that gives rise to a federal, state or other governmental tax withholding obligation on the part of the Company or relating to such distribution/payment (including, without limitation, FICA tax), the Company shall require that Participants remit to the Company, or make arrangements satisfactory to the Company regarding payment of, an amount sufficient in the opinion of the Company to satisfy such withholding obligation. Notwithstanding the foregoing, the Company may establish procedures for the satisfaction of a Participant’s withholding tax liability incurred upon a payment hereunder by enabling the Participant to authorize the Company to retain from the payment hereunder made in a form other than cash, that portion of the payment having a fair market value that will satisfy only the minimum statutory withholding obligation imposed under this section. For this purpose, fair market value shall be determined as of the date on which the amount of tax to be withheld is determined.
Section 11. Miscellaneous.
11.1 Unfunded Plan / Participant’s Rights Unsecured and Unfunded. The Plan is an unfunded plan maintained primarily to provide benefits for a select group of management or highly-compensated employees. Accordingly, no assets of the Company or otherwise shall be segregated or earmarked to represent the liability for accrued benefits under the Plan. The right of the Participant to receive a payment hereunder shall be an unsecured claim against the general assets of the Company. The Company is not required to set aside money or any other property to fund its obligations under the Plan, and all amounts that may be set aside by the Company prior to distribution under the terms of the Plan remain the property of the Company.

11.2 Plan is not a Contract of Employment. The existence of the Plan, as in effect at any time or from time to time, or any grant of award under the Plan shall not be deemed to constitute a contact of employment between the Company or any other entity and the Participant, nor shall it constitute a right to remain in the employ of the Company or any other entity. Nothing in the Plan shall give the Participant the right to be retained in the service of the Company or any other entity or to interfere with the right of the Company or any other entity to discipline or discharge the Participant at any time. Unless otherwise provided in a written employment agreement with a Participant, Employment with the Company or any other entity is employment-at-will and either party may terminate the Participant’s employment at any time, for any reason, with or without cause or notice.
11.3 Successors. All obligations of the Company under the Plan shall be binding upon and inure to the benefit of any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise.
11.4 Notice. Any notice required or permitted under the Plan shall be sufficient if in writing and hand delivered, sent by first class, registered or certified mail, or by such other means as the Board, in its sole discretion, may deem appropriate. Such notice shall be deemed as given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or on the receipt for registration or certification. Mailed notice to the Board shall be directed to ArcLight Capital Partners, LLC, 200 Clarendon Street, 55th Floor, Boston, Massachusetts — Attention: John A. Tisdale. Mailed notice to the Participant shall be directed to Participant’s address set forth in an Individual Agreement.
11.5 No Guarantee of Benefits. Nothing contained in the Plan shall constitute a guaranty by the Company or any other person or entity that the assets of the Company will be sufficient to pay any benefit hereunder. No Participant or other person shall have any claim to be granted any Incentive Award, and there is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Incentive Awards. The terms and conditions of Individual Awards and the Board’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated.
11.6 Non-Alienation Provision; Third Party Rights. Subject to the provisions of applicable law, without the prior consent of the Company no interest of any person or entity in, or right to receive a benefit or distribution under, the Plan shall be subject in any manner to sale, transfer, assignment, pledge, attachment, garnishment, or other alienation or encumbrance of any kind; nor may such interest or right to receive a distribution be taken, either voluntarily or involuntarily for the satisfaction of the debts of, or other obligations or claims against, such person or entity, including claims for alimony, support, separate maintenance and claims in bankruptcy proceedings. Nothing express or implied in the Plan is intended or may be construed to give any person other than the Participant any rights or remedies under the Plan except as agreed in advance by the Company.

11.7 Applicable Law. The Plan shall be construed and administered under the laws of the State of Delaware.
11.8 Taxes. To the extent required by law, amounts accrued under the Plan shall be subject to federal social security and unemployment taxes during the year the services giving rise to such amounts were performed (or, if later, when the amounts are both determinable and not subject to substantial risk forfeiture). The Company (or such entities delegated by the Company) shall be entitled to withhold from any payments made pursuant to the Plan such amounts as may be required by federal, state or local law.
11.9 Excess Payments. Any excess payment of Plan benefits due to any mistake of fact or law shall be refunded to the Company or withheld by it from any further amounts otherwise payable under the Plan or by the Company outside of the Plan.
11.10 No Impact on Other Benefits. Amounts accrued under the Plan shall not be included in the Participant’s compensation for purposes of calculating benefits under any other plan, program or arrangement sponsored by the Company or any of its affiliates, unless such plan, program or arrangement so provides.
11.11 Incapacity of Recipient. If the Participant is living under guardianship or conservatorship, distributions payable under the terms of the Plan to the Participant shall be paid to his or her appointed guardian or conservator and such payment shall be a complete discharge of any liability of the Company under the Plan. Any distribution payable under the terms of the Plan after the Participant’s death shall be payable to the Participant’s estate, and such payment shall be a complete discharge of any liability of the Company under the Plan.
11.12 No Limitation on Corporate Actions. Nothing contained in the Plan shall be construed to prevent the Company from taking any corporate action which is deemed by it to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any awards made under the Plan. No employee, beneficiary or other person shall have any claim against the Company as a result of any such action.
11.13 Limitation On Liability. The liability of the Company under the Plan is limited to the obligations expressly set forth in the Plan, and no term or provision of the Plan may be construed to impose any further additional duties, obligations, or costs on the Company or the Board not expressly set forth in the Plan.
11.14 Severability. If any provision of the Plan is held unenforceable, the remainder of the Plan shall continue in full force and effect without regard to such unenforceable provision and shall be applied as though the unenforceable provision were not contained in the Plan.
11.15 Usage of Terms and Headings. Words in the masculine gender shall include the feminine and the singular shall include the plural, and vice versa, unless qualified by the context. Any headings are included for ease of reference only, and are not to be construed to alter the terms of the Plan.

11.16 Section 409A. It is the intention of the Company that awards under the Plan not result in taxation under Section 409A of the Code, and the regulations and guidance promulgated thereunder. Notwithstanding anything to the contrary herein, to the extent that any provision of the Plan would otherwise result in taxation under Section 409A of the Code, such provision shall be deemed null and void. Notwithstanding anything in the Plan to the contrary, the Board shall have the authority to amend the Plan and any Individual Agreement issued under the Plan to the extent necessary to avoid the imposition of tax under Section 409A of the Code.
11.17 Nature of Payments. Any and all distributions/payments to Participants under the Plan shall constitute a special incentive payment to the Participant and shall not be taken into account in computing the amount of salary or compensation of the Participant for the purpose of determining any benefits under any pension, retirement, profit-sharing, bonus, life insurance, severance or other benefit plan of the Company or under any agreement with the Participant, unless such plan or agreement specifically provides otherwise.